FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of December 2005

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        ]

NATIONAL BANK OF GREECE S.A.

PROSPECTUS Art. 4, par. 2d, Law 3401/2005

ON THE INCREASE IN THE SHARE CAPITAL OF NATIONAL BANK OF GREECE S.A. DUE
TO MERGER BY ABSORPTION OF NATIONAL INVESTMENT COMPANY S.A.

DECISIONS OF THE GENERAL MEETINGS OF SHAREHOLDERS OF

NATIONAL BANK OF GREECE S.A.

2nd REPEAT GENERAL MEETING OF SHAREHOLDERS OF 3 NOVEMBER 2005

AND

NATIONAL INVESTMENT COMPANY S.A.

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF 3 OCTOBER 2005

THE BOARD OF THE CAPITAL MARKET COMMISSION HAS BEEN APPRISED OF THE
CONTENTS HEREIN

22 DECEMBER 2005

TABLE OF CONTENTS

1 MERGER THROUGH ABSORPTION OF NATIONAL INVESTMENT COMPANY S.A BY NATIONAL BANK OF GREECE S.A.			5

2 RISK FACTORS			7

2.1		Risks associated with NBG	7
2.2		Risks associated with the banking supervisory framework	7
2.3		Risks relating to NBG’s share price on the Athens stock exchange (ATHEX)	8

3 THE PROSPECTUS			9

3.1		Signatories	9
3.2		Certified auditors	9
3.3		Tax audits	13
	3.3.1	Tax audits of companies included in the consolidated financial statements	13
	3.3.2	Document referral	14
	3.3.3	Documents available to the public	14
3.4		Selected financial data	16
3.5		Information on NBG	20
3.6		Investments	20
	3.6.1	Investments in the period 2002-2004	20
	3.6.2	Investments in the first 9 months of 2005	21
	3.6.3	Investments in shareholdings	21
	3.6.4	Strategy for operational upgrade	21
3.7		Overview of business activities	22
3.8		New products and services	22
3.9		Group structure	22
3.10		Real estate, facilities, equipment	22
	3.10.1	Fixed assets	22
	3.10.2	Investments in fixed assets	23
3.11		Profit projections and estimations	23
3.12		Management structure, supervisory bodies and members of senior management	24
	3.12.1	The Board of Directors and senior management	24
	3.12.2	Administrative and supervisory bodies of the Bank	24
	3.12.3 Representations of members of management, administrative and supervisory bodies, and of senior management		24
	3.12.4	Conflict of interest	27
3.13		Remuneration	27
3.14		Corporate governance	27
3.15		Employees	27
3.16		Principal shareholders	29
3.17		Transactions with affiliates	30
	3.17.1	Intercompany transactions at 31 December 2004	30
	3.17.2	Intercompany transactions as at 30 September 2005	31
3.18		NBG financial data	32
	3.18.1	NBG’s financial data for the years 2002-2004	32
	3.18.2	Summary of differences between IFRS and Greek GAAP	32
	3.18.3	Interim financial statements under IFRS at 30 September 2005	32
	3.18.4	Credit ratings	32
	3.18.5	Dividend policy	32
	3.18.6	Litigation	32
3.19		Additional information	32
	3.19.1	Share capital	32
	3.19.2	Establishment and articles of association	32

3.19.3	Regulatory framework	33
3.20	Significant contractual agreements	33
3.21	Information regarding shareholdings	33

4 INFORMATION REGARDING THE SHARES		34

4.1	Description of the merger	34
4.1.1	General information	34
4.1.2	Conversion Balance Sheet – Book Value Report	38
4.1.3	Terms of the merger	38
4.1.4 Valuation method report – Determination of the exchange ratio – Opinion vis-à-vis the fair and reasonable share exchange ratio		39
4.1.5	Reasons for the merger	40
4.2	Cessation of trading of the NIC share	41
4.2.1	Anticipated merger schedule	41
4.2.2	Issue costs	42
4.3	Adjustment of share price	42

1       MERGER THROUGH ABSORPTION OF NATIONAL INVESTMENT COMPANY S.A BY NATIONAL BANK OF GREECE S.A.

The present document as per Article 4, par. 2d, of Law 3401/2005 (hereinafter “the Document”), has been drafted for and provides information on the merger through absorption of National Investment Company S.A. (hereinafter “NIC”, or “the Absorbed Entity”) by National Bank of Greece S.A. (hereinafter “the Bank”, “NBG” or “the Absorbing Entity”). Prior to the merger, NBG participated in the share capital of NIC with a 56.52% shareholding.

The merger is effected according to the provisions of Articles 68 par. 2 and 69-77 of Companies’ Act 2190/1920 and the provisions of Articles 1-5 of Law 2166/1993, Article 16 of Law 2515/1997 and Article 9 of Law 2992/2002, as amended, and to the terms and covenants included in the Draft Merger Agreement signed on 2 June 2005.

Pursuant to the share ratio approved by the General Meetings of Shareholders of the merging companies, for NBG shareholders’ share exchange ratio the numerical ratio 1:1 shall apply. Specifically, each shareholder of NBG will exchange one common registered voting share with a par value of €4.50 for one new registered voting share of the Absorbing Entity with a par value of €4.80. The corresponding exchange ratio for the shareholders of NIC is 12:1. Each shareholder of NIC will exchange twelve registered shares with a nominal value of €1.68 for one new registered share of the Absorbing Entity at a nominal value of €4.80 each. It is noted that the Absorbing Entity’s 56.52% holding in the share capital of the Absorbed Entity is extinguished by amalgamation and the Absorbing Entity shall not issue new shares corresponding to the said holding.

In order to ascertain the fairness and reasonableness of the share exchange ratio proposed by the Boards of the merging companies, as per Article 322 of the Regulation, as in force until 28 November 2005, of the Athens Exchange (hereinafter “ATHEX”), the NBG’s Board of Directors requested independent auditors PriceWaterhouseCoopers S.A to determine NBG’s aggregate value and comparative valuation, on the basis of internationally accepted valuation methods. Similarly, the Board of NIC requested independent auditors Grant Thornton S.A. to carry out the same task for NIC. The fairness and reasonableness of the share exchange ratio were determined for the account of NBG by chartered auditor George Samothrakis (Reg. No 121 61) of PriceWaterhouseCoopers S.A., Kifissias 250-254, 15 231 Chalandri, and for the account of NIC by chartered auditor George Deligiannis (Reg. No 15791) of Grant Thornton S.A. Vas. Konstantinou 44, 116 35 Athens. On the basis of the results obtained through the methods employed and the respective weightings, PriceWaterhouseCoopers S.A. determined the NBG/NIC value range to be 27.19-33.85: 1, following deletion of the Absorbing Entity’s holding in the Absorbed Entity, and the range of the NBG/NIC exchange ratio 27.19:1-33.85:1, and Grant Thornton S.A. determined the NIC/NBG value range to be 27.3-30.7:1 and the range of the NIC/NBG exchange ratio 11.43-12.83:1, respectively. Both PriceWaterhouseCoopers S.A. and Grant Thornton S.A. determined that the share exchange ratio proposed by the merging companies’ Boards of Directors falls within the range of the corresponding share exchange ratio derived as a result of the said companies’ valuation and is therefore fair and reasonable.

Pursuant to the Draft Merger Agreement, as approved by the second Repeat Meeting of NBG’s Shareholders on 3 November 2005, following completion of the merger the Absorbing Entity’s share capital, amounting to €1,492,089,799.50 divided into 331,575,511 registered shares of a par value of €4.50 each, will be formed as follows:

a) It will be increased by the contributed share capital of the Absorbed NIC, consisting of €232,932,672 following reduction of the latter by cancellation of the Absorbing Entity’s shareholding, of a nominal value of €131,658,233.28, i.e. NBG’s share capital will be increased by the amount of €101,274,438.72.

b) It will be increased by €22,311,177.78 by capitalisation of an equivalent portion of the share premium reserve, so that for rounding purposes the par value of each share of the Absorbing Entity will amount to €4.80, up from €4.50.

Pursuant to the above, NBG’s share capital shall total €1,615,675,416 divided into 336,599,045 registered shares of a par value of €4.80 each.

General information on the merger through absorption of NIC and the Bank’s share capital before and after the merger is set out in summary form in the following Table:

THE ABSORBING NBG’s SHARE CAPITAL BEFORE AND AFTER THE MERGER
	No. of Shares (items)	NOMINAL VALUE (in Euro)	SHARE CAPITAL (in Euro)
(I.) BEFORE THE MERGER	331.575.511	4,50	1.492.089.799,50

(II.) CHANGES IN THE SHARE CAPITAL DUE TO MERGER
Share capital increase by an amount equivalent to the incoming share capital of the Absorbed NIC	138,650,400	1.68	232,932,672.00
Less: cancellation by amalgamation of the Absorbing entity’s pre-existing holding in the share capital of the Absorbed entity	78,367,996	1.68	131,658,233.28
Increase in nominal value by capitalization of the share premium reserve			22,311,177.78
Total share capital increase			123,585,616.50

AFTER THE MERGER (I+II)	336,559,045	4.80	1,615,675,416.00

EXCHANGE RATIO:
For NBG’s old shareholders	One (1) old NBG share for one (1) new NBG share
For NIC’s shareholders	Twelve (12) old NIC shares for one (1) new NBG share

Trading unit on ATHEX	10 shares

The Absorbed Entity’s shareholders shall be entitled to receive a dividend from the Absorbing Entity’s appropriation of profit for the year 2005 and thereafter.

More detailed information on the merger is given in section 4 “Information regarding the shares”.

2       RISK FACTORS

Further to the information on NBG and its Group provided through the present Document, investors should also take into consideration the investment risks set out below before making any decision for potential investments in NBG shares. If any one of the events described below occurs, NBG, its financial position and/or results may be materially and adversely affected, and the value and market price of its common registered shares may fall accordingly, causing investments in them to incur total or partial loss. Furthermore, potential risks and uncertainties may not be limited to those described below. Risks and uncertainties that are presently unknown or deemed inconsequential might emerge and have an adverse impact on NBG’s business performance.

2.1       Risks associated with NBG

The results of the Bank and its Group are affected by financial risks that are unpredictable.

NBG’s operating income derives from various sources such as interest, commissions, and securities trading. Furthermore, the NBG Group includes members active in the broad financial sector, such as insurance, mutual fund management, holding and leasing companies. Accordingly, the Group is exposed to financial risks due to changes in interest rates, prices and foreign exchange movements.

The Group has significantly reduced its exposure to such risks through the use of derivatives such as futures/forwards, options and interest rate swaps.

2.2       Risks associated with the banking supervisory framework

NBG’s capital adequacy in the context of changes in European banks’ institutional and regulatory framework

Over the past few years there have been changes in the institutional framework governing the operation of Greek banks, primarily with a view to harmonizing it with the provisions of the relevant EU Directives.

The third Consultative Document, known as “Basel II”, released in June 2004, aimed at revising the current capital adequacy framework of credit institutions. The new Basel II Capital Accord has brought about radical changes to the risk management framework as regards market, credit and operating risks. Furthermore, on the basis of the final Document, the date of implementation of the advanced methods to calculate credit and operating risk has been extended until the end of 2006. In view of the changes introduced to the institutional framework, NBG may be required to raise further funds and invest in managerial staff and in modern I.T. systems to meet needs arising from the said changes.

2.3       Risks relating to NBG’s share price on the Athens stock exchange (ATHEX)

The market price of the Bank’s share has been subject to volatility in the past and could be subject to wide fluctuations in the future also, that are often associated with low trading activity levels.

The Bank’s share price on the Athens Exchange may be affected by circumstantial and other factors that are beyond the Bank’s control or are unrelated to its activities and performance. Such exogenous factors may be:

•              The performance of the Greek economy

•              Conditions and trends in the banking sector in Greece and abroad

•              Trends prevailing in the capital market (particularly in the financial services sector).

•              Changes in the financial estimates of analysts.

NBG SHARE PRICE (1.12.04-1.12.05)

3       THE PROSPECTUS

3.1       Signatories

This document contains all the information necessary to enable investors to make an informed assessment of the asset structure, financial position, performance and outlook of the Bank, as well as information regarding the rights deriving from its registered stock.

The Prospectus is comprised of three parts: a) Risk Factors, b) The Merger, and c) Information regarding the shares.

The drawing up and publication of this Prospectus have been carried out in line with current legislation. The Board of the Capital Market Commission has been apprised of its content, as per article 4, par. 2d, Law 3401/2005.

The Bank and its Board of Directors are responsible for the content of this Prospectus and the financial statements contained herein. The consolidated financial statements of the Bank for the years ending 31 December 2002, 2003 and 2004 were drawn up by the Bank in line with Greek GAAP, as per Companies Act 2190/1920 and resolution 5/204/14.11.2000 of the Capital Market Commission, and have been approved by the Annual General Meetings of Shareholders of the Bank. The said consolidated financial statements have been audited by certified public auditors-accountants, and can be viewed on the Bank’s website at www.nbg.gr/invest_accounting.html

The following persons at the Bank are responsible for the compilation of the Prospectus:

Mr Ioannis Kyriakopoulos, Manager of the Financial and Management Accounting Division of NBG, tel: +30 2103695701.

Mr Georgios Kalantzis, Assistant Manager in the Financial and Management Accounting Division of NBG, tel: +30 2103695711.

The Chairman of the Board and individuals at the Bank responsible for drawing up this document declare that the information contained herein on the Bank and its Group, compiled in line with article 4, par. 2d of Law 3401/2005, complies with the information requirements of a Prospectus, and is, to the best of their knowledge, accurate, sufficient and true.

3.2       Certified auditors

The Bank draws up its financial statements in line with legislation and current accounting principles. The auditors’ reports on the Bank for 2002-2004, as presented in the corresponding financial statements, do not contain any remarks regarding divergences from current legislation. As a result, the financial statements as originally drawn up and approved by the AGMs of shareholders give a true and fair picture of the financial position of the Group, as per article 42a of the Companies’ Act 2190/20.

The Bank and its Group are audited by the following certified public auditors:

2002 (company and consolidated financial statements)

Spyridonas Koronakis, Reg. No. 10991, Fokionos Negri 3, 11541 Kypseli, SOL S.A.

Vasilios Papageorgakopoulos, Reg. No. 11681, Fokionos Negri 3, 11541 Kypseli, SOL S.A.

George Kambanis, Reg. No. 10761, Kifisias 250-254, 15231 Halandri, Deloitte – Hatzipavlou, Sofianos & Kambanis S.A.

2003 (company and consolidated financial statements)

Spyridonas Koronakis, Reg. No. 10991, Fokionos Negri 3, 11541 Kypseli, SOL S.A.

George Kyrbizakis, Reg. No. 16181, Fokionos Negri 3, 11541 Kypseli, SOL S.A.

George Kambanis, Reg. No. 10761, Kifisias 250-254, 15231 Chalandri, Deloitte – Hatzipavlou, Sofianos & Kambanis S.A.

2004 (company and consolidated financial statements)

George Kambanis, Reg. No. 10761, Kifisias 250-254, 15231 Chalandri, Deloitte – Hatzipavlou, Sofianos & Kambanis S.A.

The Group has applied IFRS as of 1 January 2005 and complies with the provisions of IFRS-1. The Group’s interim 9-month 2005 financial statements were drawn up by the Bank in line with IFRS, and have not yet been reviewed by public auditors.

The auditors’ reports together with the financial statements for the years 2002-2004 and the first three quarters of 2005 can be viewed on the Bank’s website at www.nbg.gr/investors.asp.

Deloitte carry out the audit in line with US financial statement audit standards vis-à-vis the financial statements drawn up by the Bank in line with US GAAP, in compliance with the requirements of the New York and London Stock Exchanges, where the Bank is a listed company.

The notes of the Bank’s consolidated financial statements for each of the years 2002-2004 mentioned in the Bank’s auditors’ report and the Bank’s response are as follows:

2002

Note C: “Pursuant to the provisions of article 28 of Law 3091/2002, land and buildings owned and used by the Bank were revalued to their statutorily determined property prices as at 31 December 2002. The revaluation surplus thus arising amounted to €211,831 thousand and was set off against the valuation losses of the Bank’s trading portfolio amounting to €211,299 thousand.”

In 2002, the Bank revalued land and buildings owned and used by the Bank to their statutorily determined property prices as at 31 December 2002. The revaluation surplus thus arising amounted to €211,831 thousand and was set off against the valuation losses of the Bank’s trading portfolio, in line with article 43, par. 6b of the Companies’ Act 2190/1920.

Note F: “The fair value of the Group’s investment portfolio is lower than its historical cost, by approximately €359 million. This difference relates to non-financial sector subsidiaries and affiliates, which were not included in the consolidated financial statements of the NBG Group. In view of the adoption of the International Financial Reporting Standards as of 31 December 2003,

these companies will be included in the consolidated financial statements and the above difference, which mainly represents Goodwill, will be calculated in accordance with the rules of the applicable Standard and the required adjustments, if any, will be accounted for through the transition account. On this basis, a provision against consolidated income is not considered necessary.”

In 2002, the fair value of non-financial sector subsidiaries and affiliates, which were not included in the consolidated financial statements of the NBG Group, is lower than its historical cost, by approximately €359 million. In view of the adoption of the International Financial Reporting Standards, these companies would be included in the consolidated financial statements and the above difference, which mainly represents Goodwill, is calculated in accordance with the rules of the applicable Standard and is carried against the Group’s equity. On this basis, a provision against consolidated income is not considered necessary since all these companies are now fully consolidated according to IFRS.

2003

Note C: “In view of the transition to International Financial Reporting Standards, the Bank, based on the provisions of article 15 of Law 3229/2004, revalued in 2003 land and buildings to their fair values. The valuation was performed by independent qualified valuers in accordance with the provisions of International Accounting Standard 16. The revaluation surplus, which amounted to €436,997 thousand (land €304,191 thousand and buildings €132,806 thousand), was partially used according to the provisions of article 15 of Law 3229/2004 to offset losses on the valuation at the lower of cost and fair value of shares and bonds of the investment and trading portfolios of €45,028 thousand and €9,032 thousand respectively. The remaining amount of €382,937 thousand of the revaluation surplus is included in a special tax-exempt reserve. Subsequent to the offsetting, the revaluation surplus of the investment and trading portfolios, including positions in derivatives, amounted to €20,969 thousand and €20,106 thousand respectively.”

In 2003, the Bank, revalued land and buildings to their fair values pursuant to the provisions of article 15 of Law 3229/2004. The valuation was performed by independent qualified valuers in accordance with the provisions of International Accounting Standard 16. The revaluation surplus, which amounted to €436,997 thousand, was partially used according to the provisions of article 15 of Law 3229/2004 to offset losses on the valuation at the lower of cost and fair value of shares and bonds of the investment and trading portfolios. Thus, the departure from the valuation principles of the Companies’ Act 2190/1920 and the provisions of the Code of Books and Records, was permitted according to the provisions of article 15 of Law 3229/2004.

2004

For 2004, the Bank’s auditors report did not contain any remark on the Bank’s notes to the financial statements.

Pursuant to the above, the Bank’s financial statements for 2002-2004, which were approved by the Bank’s Annual General Meetings of shareholders, present its true and fair financial position, according to the provisions of art. 42a of the Companies’ Act 2190/1920.

The auditors’ reports for the consolidated financial statements for 2002-2004 are set out below.

2002

“We performed our audit in accordance with the provisions of articles 108 and 130 of Codified Law 2190/1920 “On Sociétés Anonymes “ (the Companies’ Act) of the 9th consolidated Balance Sheet, consolidated Profit and Loss Account and the related notes thereto of National Bank of Greece S.A Group of companies for the year ended 31 December 2002. We applied the auditing procedures we considered necessary, which are in accordance with the auditing standards adopted by the Greek Institute of Certified Public Accountants-Auditors, and we agreed the contents of the Directors’ Report to the General Meeting of the Shareholders with the above consolidated Financial Statements. We did not audit the financial statements of various subsidiary companies included in the consolidation, which statements reflect 12.3% of consolidated total assets and 13.9% of consolidated total income. These financial statements were audited by other certified auditors, on whose reports we have relied to express our opinion, insofar as they relate to the amounts included in the consolidated Financial Statements. In our opinion, after taking into account notes (c) and (f) to the consolidated Balance Sheet, the above consolidated Financial Statements have been prepared in accordance with the relevant provisions of Codified Law 2190/1920, and present, in accordance with the prevailing legislation and accounting principles followed by the Bank, which are generally accepted in Greece and are consistent with those applied in the previous year, the asset structure, the financial position and the consolidated results of operations of all the companies included in the consolidated Financial Statements as at 31 December 2002.”

2003

“We performed our audit in accordance with the provisions of articles 108 and 130 of Codified Law 2190/1920 “On Sociétés Anonymes” (the Companies’ Act) of the 10th consolidated Balance Sheet, consolidated Profit and Loss Account and the related notes thereto of the National Bank of Greece S.A Group of companies for the year ended 31 December 2003. We applied the auditing procedures we considered necessary, which are in accordance with the auditing standards adopted by the Greek Institute of Certified Public Accountants, and we agreed the contents of the Directors’ Report to the General Meeting of the Shareholders with the above consolidated Financial Statements. We did not audit the financial statements of various subsidiary companies included in the consolidation, which statements reflect 1.53% of consolidated total assets and 2.49% of consolidated total income. These financial statements were audited by other certified auditors, on whose reports we have relied to express our opinion, insofar as they relate to the amounts included in the consolidated Financial Statements. In our opinion the above consolidated Financial Statements have been prepared in accordance with the relevant provisions of Codified Law 2190/1920, and present, in accordance with the prevailing legislation and accounting principles followed by the Bank, which are generally accepted in Greece and are consistent with those applied in the previous year, except for those disclosed under (b) and (c) of the notes to the Consolidated Balance Sheet, the asset structure, the financial position and the consolidated results of operations of all the companies included in the consolidated Financial Statements as at 31 December 2003.”

2004

“We performed our audit in accordance with the provisions of articles 108 and 130 of Codified Law 2190/1920 “On Sociétés Anonymes” (the Companies’ Act) of the 11th consolidated Balance Sheet, consolidated Profit and Loss Account and the related notes thereto of the National Bank of Greece S.A Group of companies for the year ended 31 December 2004. We applied the auditing procedures we considered necessary, which are in accordance with the auditing standards adopted by the Greek Institute of Certified Public Accountants, and we agreed the contents of the Directors’ Report to the General Meeting of the Shareholders with the above consolidated Financial Statements. We did not audit the financial statements of various subsidiary companies included in the consolidation, which statements reflect 1.56% of consolidated total assets and 1.57% of consolidated total income. These financial statements were audited by other certified auditors, on whose reports we have relied to express our opinion, insofar as they relate to the amounts included in the consolidated Financial Statements. In our opinion the above consolidated Financial Statements have been prepared in accordance with the relevant provisions of Codified Law 2190/1920, and present, in accordance with the prevailing legislation and accounting principles followed by the Bank, which are generally accepted in Greece and are consistent with those applied in the previous year, except for that disclosed under note (c) to the Consolidated Balance Sheet, the asset structure, the financial position and the consolidated results of operations of all the companies included in the consolidated Financial Statements as at 31 December 2004.”

3.3       Tax audits

The Bank has been audited by the tax authorities for the period up to and including 2004. Total tax payable by the Bank for the previous year amounted to €10,922,924.07 and will impact the distribution of profits for 2005. This sum includes income tax of €2,155,838.10, which represents the difference from provisions for compensation of employees overseas, and will be reimbursed with the submission of the 2005 income tax declaration.

Companies included in the consolidated financial statements of the Group and which are domiciled outside Greece are taxed in accordance with their local tax regimes.

3.3.1       Tax audits of companies included in the consolidated financial statements

The companies included in the consolidated financial statements of the Bank have filed requests to the tax authorities for tax audits to be carried out for any years as yet unaudited, as set forth in the table below:

COMPANIES INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS OF NATIONAL BANK OF GREECE S.A. AT 30 SEPTEMBER 2005
COMPANY	TAX AUTHORITY	AUDIT APPLICATION NO.	LAST AUDITED YEAR
Ethniki Kefalaiou	P.E.K. ATHENS	2382/28.09.2005	2000
Diethniki Mutual Fund Management	D.E.K. ATHENS	2786/26.05.2005	2004
National Bank Training Centre	F.A.A.E. PIRAEUS	13807/14.06.2005	2002
N.B.G. Bancassurance	P.E.K. ATHENS	4002/27.05.2005	2002
Ethniki Leasing	D.E.K. ATHENS	2735/26.05.2005	2000
Ethnoplan	P.E.K. PIRAEUS	3964/02.06.2005	2002
Ethnodata	P.E.K. PIRAEUS	3963/02.06.2005	2001
National Management & Organisation	D.E.K. ATHENS	3003/06.06.2005	2003
Astir Palace Vouliagmenis	D.E.K. ATHENS	2897/01.06.2005	2003
National Securities	D.E.K. ATHENS	3023/07.06.2005	2002
Ethniki Insurance	F.A.A.E. ATHENS	18139/26.05.2005	2002
National Real Estate	D.E.K. ATHENS	2825/30.05.2005	2000
National Investment Co.	F.A.A.E. ATHENS	9708/18.3.2005	2000
Mortgage Tourist PROTYPOS	F.A.A.E. PIRAEUS	12790/2.6.2005	2002
EKTENOPOL	P.E.K. ATHENS	3949/26.5.2005	2000
National Mutual Fund Management	F.A.A.E. ATHENS	18382/30.5.2005	2002
Hellenic Tourist Constructions	F.A.A.E. ATHENS	18384/30.5.2005	2002
GRAND HOTEL SUMMER PALACE	P.E.K. ATHENS	Audit order: 2434/2005	2002
ASTIR Alexandroupolis	P.E.K. ATHENS	140/22.11.2005	2002
Ethniki Venture Capital	F.A.A.E. ATHENS	19597/8.6.2005	2002
DIONYSOS	F.A.A.E. ATHENS	19251/6.6.2005	2002

3.3.2       Document referral

•  The consolidated financial statements of the Group for the years ending 31 December 2002, 2003 and 2004, as approved by the AGM, together with their accompanying auditors’ reports, drawn up in compliance with Greek GAAP, the provisions of the Companies’ Act, and Capital Market Commission decision 5/204/14.11.2000, can be viewed on the Bank’s website at www.nbg.gr/invest_accounting.html

•  The interim consolidated financial statements for the first 9 months of 2005, as drawn up by the Bank in line with IFRS, can be viewed on the Bank’s website at www.nbg.gr/invest_accounting.html

The appendices of the consolidated financial statements of the Bank are available at the offices of the Bank, at 93 Eolou Street (Megaro Mela).

•  The valuation reports of independent auditors PriceWaterhouseCoopers and Grant Thornton regarding the fairness and reasonableness of the Board’s proposed share exchange ratio can be viewed on the Bank’s website at http://www.nbg.gr/pr_releases_group.asp., NIC’s website at http://www.ethnex.gr/index.htm and the ATHEX website at http://www.ase.gr/content/gr/Companies/ListedCo/Prospectus/.

•  A summary of the Draft Merger Agreement, which contains the terms of the merger can be viewed on the Bank’s website at http://www.nbg.gr/pr_releases_group.asp.

Other information on the Bank’s website, apart from information available at the addresses noted above, do not comprise a part of this Prospectus.

3.3.3       Documents available to the public

•  The Bank’s financial statements for the years ended 31 December 2002, 2003 and 2004, as approved by the AGM, together with their accompanying auditors’ reports, drawn up in compliance with Greek GAAP, the provisions of the Companies’ Act, and Capital Market Commission decision 5/204/14.11.2000, can be viewed on the Bank’s website at www.nbg.gr/invest_accounting.html

•  The financial statements of the Group companies for the years ended 31 December 2002, 2003 and 2004, as approved by their AGMs, together with their accompanying auditors’ reports, drawn up in compliance with Greek GAAP and the provisions of the Companies’ Act can be found in the Bank’s Annual Bulletin available on the Bank’s website at www.nbg.gr/(other sites of the Group).

•  NBG’s interim solo and consolidated financial statements for the first 9 months of 2005 of those NBG subsidiaries listed on the ATHEX, i.e. Ethniki Insurance, Astir Hotel, National Real Estate, and National Investment Co., which were drawn up in line with IFRS, can be viewed on the Bank’s website at www.nbg.gr(other sites of the Group).

•  The Minutes of the 2nd Repeat General Meeting of Shareholders of NBG held on 3 November 2005, which approved the increase in the share capital through the merger by absorption of NIC, can be obtained from the Bank at its offices located at Aiolou 93 (Megaro Mela), Athens.

•  The Bank’s Articles of Association can be obtained from the Bank at its offices located at Aiolou 93 (Megaro Mela), Athens.

•  A summary of the 3-year Business Plan of the NBG Group can be viewed on the Bank’s website at http://www.nbg.gr/pr_releases_group.asp.

It should be noted that information displayed on the Bank’s website other than that referred to in this Prospectus should not be construed as comprising a part of this Prospectus.

3.4       Selected financial data

The summary financial data set forth below derive from the published consolidated financial statements of NBG for the years ending 31 December 2002, 2003 and 2004, and were audited by SOL S.A. (2002-2003) and Deloitte-Hatzipavlou, Sofianos and Kambanis S.A. (2002-2004).

Group income statement
€ thousands	2002	2003	2004
Net interest income	1,183,321	1,302,670	1,418,763
Income from securities	20,039	22,702	49,233
Fee & commission income	374,520	437,876	474,745
Fee & commission expense	(40,708)	(45,298)	(76,931)
Net trading income/loss	83,211	103,192	120,642
Other operating income	28,684	26,578	26,022
Total operating income	1,649,067	1,847,720	2,012,474
Personnel expenses	(717,776)	(718,753)	(757,418)
General & administrative expenses	(299,754)	(305,564)	(298,018)
Operating profit before provisions	631,537	823,403	957,038
Fixed assets depreciation	(150,889)	(184,224)	(128,667)
Other operating expenses	(14,440)	(14,444)	(15,706)
Impairment losses on loans & advances	(144,634)	(147,780)	(177,869)
Profit before tax	321,574	476,955	634,796
Extraordinary income	42,334	30,977	24,756
Extraordinary expenses	(46,499)	(13,235)	(11,695)
Extraordinary profit	35,477	38,289	37,997
Profit (before tax, minority interests and voluntary retirement programme)	352,886	532,986	685,854
Minority interests	(3,067)	(11,985)	(23,436)
Profit (before tax and voluntary retirement programme)	349,819	521,001	662,418
Cost of voluntary retirement programme	—	—	(108,876)
Profit (before tax)	349,819	521,001	553,542
Taxes	(121,845)	(161,144)	(162,521)
Prior years’ tax liabilities	(15,307)	(626)	(5,258)
Minorities taxes	581	1,084	604

Group balance sheet
(€ thousands)	31.12.2002	31.12.2003	31.12.2004
ASSETS
Cash in hand & balances with central bank	857,521	1,280,563	1,123,434
Treasury bills & other eligible bills	131,773	106,157	150,415
Due from banks (net)	5,844,200	5,170,242	4,980,021
Trading portfolio assets	4,781,173	3,507,175	3,816,995
Loans and advances to customers (net)	20,607,528	22,699,566	27,410,876
Less: Provisions	(1,012,032)	(1,051,796)	(1,098,431)
Debt securities including fixed income securities	18,942,470	17,847,008	12,666,449
Shares and other variable yield securities	402,441	657,578	640,779
Participating interests	318,051	202,696	223,273
Shares in affiliated undertakings	917,462	743,243	722,049
Intangible assets	279,840	120,335	113,837
Property & equipment	950,037	1,530,386	1,165,060
Own shares	168,730	179,325	—
Other assets	574,632	605,954	633,299
Prepayments and accrued income	331,866	292,799	329,138
Total assets	54,095,692	53,891,231	52,877,194
Off-balance-sheet items	52,760,571	54,347,386	56,647,722
LIABILITIES
Due to banks	4,195,601	9,661,478	6,415,083
Due to customers	44,801,436	38,978,176	40,808,585
Debts evidenced by certificates	36,025	31,869	55,493
Other liabilities	1,403,755	1,236,046	1,188,644
Accrued expenses and deferred income	272,788	226,072	249,945
Provisions for liabilities and charges	43,706	41,287	49,446
Provisions for general banking risks	7,941	5,761	5,761
Subordinated liabilities	750,000	750,000	750,000
Hybrid capital	—	350,000	832,149
Shareholders’ equity	2,584,440	2,610,542	2,522,088
Total liabilities	54,095,692	53,891,231	52,877,194
Off-balance-sheet items	52,760,571	54,347,386	56,647,722

The published interim consolidated financial statements for the first 9 months of 2005 were drawn up by NBG in line with IFRSs and have not been reviewed by the auditors-accountants.

The data of the said consolidated financial statements are set forth below:

CONSOLIDATED INCOME STATEMENT
(€ thousands)	01.01- 30.09.2004	01.01- 30.09.2005
Net interest income	1,058,614	1,233,372
Net fee & commission income	293,519	314,134
Net premia from insurance contracts	58,941	74,218
Dividend income	12,640	9,805
Net trading income	84,611	28,592
Net result from investment securities	-2,206	113,790
Other operating income	110,040	104,933
Total operating income	1,616,159	1,878,844
Personnel expenses	(660,385)	(640,484)
General and administrative expenses	(255,625)	(246,866)
Depreciation & amortisation charges	(98,071)	(91,144)
Other operating expenses	(34,136)	(29,074)
Total operating costs	(1,048,217)	(1,007,568)
Profit before Provisions for doubtful debt and Taxes	567,942.00	871,276.00
% on operating income	35.1%	46.4%
Impairment losses on loans & advances	(129,903)	(157,905)
Share of profit of associates	8,149	21,227
Profit before tax and minority interests	446,188	734,598
% on operating income	27.6%	39.1%
Tax expense	(151,911)	(170,355)
Minority interests	(9,493)	(32,326)
Profit after tax and minority interests	284,784	531,917
% on operating income	17.6%	28.3%

CONSOLIDATED BALANCE SHEET

	(€ thousands)	31.12.2004	30.9.2005
	ASSETS
	Cash and balances with Central Bank	1,145,042	2,455,011
	Treasury bills and other eligible bills	150,400	144,752
	Due from banks (net)	8,587,378	6,346,914
	Financial assets at fair value through P&L	11,615,536	13,616,757
	Derivative financial instruments	—	250,562
	Loans and advances to customers (net)	26,052,758	29,273,081
Investment securities	-available for sale	2,382,941	4,311,614
	-held until maturity	—	20,867
	Investment property	125,905	129,986
	Investments in associates	218,759	229,370
	Goodwill & other intangible assets	73,675	65,976
	Property & equipment	1,959,636	1,930,279
	Deferred tax assets	75,022	258,461
	Insurance related assets & receivables	492,904	675,828
	Other assets	1,607,421	1,733,994
	Total assets	54,487,377	61,443,452
	LIABILITIES
	Due to banks	6,413,741	7,342,965
	Derivative financial instruments	—	439,193
	Due to customers	40,865,176	44,807,117
	Debts securities in issue	63,448	174,293
	Other borrowed funds	748,642	969,222
	Insurance related reserves & liabilities	1,326,697	1,742,461
	Current tax liabilities	150,328	146,854
	Deferred tax liabilities	10,917	101,799
	Retirement benefit obligations	225,331	223,689
	Other liabilities	1,188,725	1,576,200
	Total liabilities	50,993,005	57,523,793
	SHAREHOLDERS’ EQUITY
	Share Capital	1,492,090	1,492,090
	Share premiuim account	32,393	32,393
	Less: treasury shares	(210,128)	(206,881)
	Reserves & retained earnings	1,045,547	1,216,330
	Equity attributable to NBG shareholders	2,359,902	2,533,932
	Minority interest	302,321	306,250
	Hybrid capital	832,149	1,079,477
	Total shareholders’ equity and minority interests	3,494,372	3,919,659
	Total liabilities and shareholders’ equity	54,487,377	61,443,452

3.5       Information on NBG

General information on the history and development of NBG can be obtained from its Annual Reports or at www.nbg.gr

3.6       Investments

3.6.1       Investments in the period 2002-2004

The table below sets out the Group’s expenditure on modernization investment over the years 2002, 2003 and 2004.

Tangible assets modernization cost (€ millions)	2004	2003	2002
Computer hardware	17.3	12.1	20.8
Software	13.6	12.8	17.9
Reorganization	7.1	9.7	11.9
Telecommunications	2.4	2.2	2.4
Total modernization investments	40.4	36.8	53.0
Buildings-Land	76.7	91.9	51.1
Furniture and fixtures	9.1	4.9	4.9
Other	18.9	28.1	9.5
Means of transport	0.8	0.8	1.4
Total investments	145.8	162.5	119.9

In 2002, the purchase of Yonkers Financial Corporation by NBG subsidiary Atlantic Bank of New York, headquartered in New York State, for USD67.3 million was completed. In the same year, merged by absorption with its subsidiary banks, ETEBA and Banque Nationale de Grece (France).

In 2003, NBG acquired an 81.6% shareholding in the Romanian bank Banca Romaneasca S.A. (BR) from Banca Romaneasca principal shareholder Romanian American Enterprise Fund (RAEF). In 2003, in the context of the restructuring the Group’s companies, the Bank merged its affiliated companies “Hellenic Tourist and Consulting Enterprises SA”, “Société Nationale Consultante Foncière et Touristique” and “Olympias Tourism-Hotels SA”.

In recent years, NBG has made significant investments in Southeast Europe. Thus, in 2005, the Bank increased the number of its branches in the region to 245 compared with 209 in 2004, while it also acquired a majority shareholding (70%) in the Romanian leasing company “EURIAL Leasing”. Moreover, the Group purchased a 95% shareholding in Alpha Insurance Brokerage and 100% of Alpha Insurance Romania via Ethniki Hellenic General Insurance. Alpha Insurance Romania is going to merge with Garanta, the subsidiary of Ethniki Hellenic General Insurance, consolidating the Group’s presence in the Romanian insurance market.

3.6.2                     Investments in the first 9 months of 2005

In the first 9 months of 2005, the Group allotted around €42 million to investment expenditure, as set out in the table below:

1/1-30/9/2005
Tangible assets modernization cost	(€ millions)
Computer hardware	5.1
Software	4.0
Reorganization	2.3
Telecommunications	0.3
Total modernization investments	11.7
Buildings-Land	12.3
Furniture and fixtures	0.9
Other	17.1
Means of transport	0.3
Total investments	42.3

3.6.3                     Investments in shareholdings

In 2005, NBG also participated in the increase in the share capital of its subsidiary National Investment SA, which, pursuant to the resolution of the two companies’ Boards, merged with NBG by absorption. Similarly, NBG’s and National Real Estate’s Boards decided to merge by absorption National Real Estate with NBG. In the same period, the Bank increased its shareholding in: a) Banca Romaneasca S.A, b) Ethniki Hellenic General Insurance, c) Astir Palace Vouliagmeni SA, and d) Ethnoplan SA, acquiring a further 6.28%, 0.22%, 0.39% and 3.00% of their share capital, respectively.

In August 2005, the Bank covered the share capital increase of its subsidiary ASTIR Alexandroupolis SA by €1.038 million, maintaining a 100% shareholding in the company’s share capital. The capital increase was paid for in cash.

In September 2005, the Bank set up NBG International Holdings BV in the Netherlands, owning 100% of its share capital.

In early November 2005, an agreement was signed for the acquisition of a majority shareholding (70%) of the Romanian leasing company Eurial Leasing.

In December 2005, the increase in the share capital of NBG subsidiary Ethniki Insurance in favour of old shareholders with a cash payment of €129.1 million (including the share premium). NBG participated in this share capital increase by the amount of €98,429,325 or 32,809,779 shares. Furthermore, it bought 3,740 shares, which were not subscribed for, in the amount of €11,220, thereby maintaining its shareholding in the company at 74.24%.

3.6.4                     Strategy for operational upgrade

In 2004, the Bank’s efforts to reduce operating costs and congestion at the branch level and to boost sales continued unabated.

Technological upgrade

In 2004 investment in its computer infrastructure covered the following areas:

•                                Development of on-line applications to support sales through branches, such as the IRIS multi-currency deposit system, new stock exchange product software, and the new EDP system for management of claims against businesses.

•                                Replacement of 1st and 2nd generation ATMs with technologically more advanced models. In the first phase, 184 ATM units out of a total 600 were replaced, while the entire replacement project is scheduled to take two years.

•                                Organisation and technical support of the Bank’s branches in SE Europe, where the current small networks are expanding and enriching the range of services offered (e.g. debit card issuance and installation of local clearing system in Serbia, and implementation of “Know your customer” policy at the branch in Bulgaria), as well as the incorporation of new electronic facilities, such as the electronic transmission of personal loan applications contributing to the substantial simplification of procedures, saving time and reducing costs.

The overall technological modernisation effort is reflected in the Group’s investments over the past three years, which amounted to €107.7 million.

3.7                     Overview of business activities

Information on the Group’s business activities in Greece and abroad can be obtained from the Annual Reports of the Bank and the Bank’s website at www.nbg.gr

3.8                     New products and services

Information on the Group’s new products and services can be viewed on the Bank’s website at www.nbg.gr.

3.9                     Group structure

Information on the Group’s structure can be viewed on the Bank’s website at www.nbg.gr.

3.10              Real estate, facilities, equipment

3.10.1              Fixed assets

The book value of the Group’s fixed assets from 31 December 2002 to 31 December 2004 is set forth in the table below:

(€ thousands)	Acquisition Cost 31/12/2002	Additions/Revaluation Disposals 1/1/2003- 31/12/2004	Total cost 31/12/2004	Accumulated depreciation 31/12/2004	Net book value 31/12/2004
Tangible assets
Land	258,059	309,865	567,924		567,924
Buildings	435,649	215,201	650,850	272,284	378,566
Furniture, electronic and other equipment	258,784	27,768	286,552	238,233	48,319
Other tangible assets	10,214	658	10,872	7,777	3,095
Fixed assets under construction and advances	24,310	(3,773)	20,537		20,537
Total	987,016	549,719	1,536,735	518,294	1,018,441
Intangible assets
Establishment and formation expenses	5,776	1,693	7,469	4,382	3,087
Other intangible assets	320,593	(68,506)	252,087	178,721	73,366
Total	326,369	(66,813)	259,556	183,103	76,453

3.10.2              Investments in fixed assets

The table below shows expenditure on modernization by NBG in the period 2002-2004:

€ millions	2002	2003	2004
Electronic equipment	12.2	8.9	11.4
Software	11.9	8.4	6.5
Reorganization	4.8	2.6	4.9
Telecommunication equipment	1.2	1.4	1.3
Total modernization investments	30.1	21.3	24.1
Buildings – Land	45.3	69.2	24.8
Furniture and fixtures	3.8	3.6	1.6
Other	2.3	19.7	8.4
Means of transport	0.7	0.7	0.2
Total investments	82.2	114.5	59.1

3.11              Profit projections and estimations

The Bank has not announced projections or estimations regarding profitability in the current year or forthcoming years, apart from what is referred to in the 3-year Business Plan, which was presented to Greek and international investors in March 2005 and a summary of which can be viewed on the Bank’s website at http://www.nbg.gr/pr_releases_group.asp.. The Bank informs the investing public of its financial results in its regular quarterly reports and press releases, in compliance with the regulatory requirements of the Greek and US capital markets.

3.12              Management structure, supervisory bodies and members of senior management

3.12.1              The Board of Directors and senior management

Information regarding the Bank’s Board of Directors can be found in the Annual Report and on the Bank’s website at www.nbg.gr.

3.12.2              Administrative and supervisory bodies of the Bank

Information regarding the administrative and supervisory bodies of the Bank can be found on the Bank’s website at www.nbg.gr..

3.12.3              Representations of members of management, administrative and supervisory bodies, and of senior management

The members of the Board, senior management and members of administrative and supervisory committees as above made the following representations:

1.               Apart from the activities associated with their capacity and post at the Bank they engage in no other professional activity of any consequence to the Issuer, with the exceptions set out below:

•                  Dimitrios Daskalopoulos, Chairman and Managing Director of Delta SA.

•                  Nikolaos Efthymiou, shipowner.

•                  Ioannis Vartholomeos, Professor, University of Piraeus, President of Insurance Funds MF, and Governor of IKA (Hellenic Social Security Institution).

•                  Ioannis Giannidis, Professor, University of Athens School of Law and lawyer.

•                  Stefanos Vavalidis, member of the Board of Directors of the European Bank for Reconstruction and DevelopmentV (EBRD).

•                  Konstantinos Pylarinos, General Manager of Finances and Technical Services for the Church of Greece.

•                  Drakoulis Fountoukakos – Kyriakakos, President of Athens Chamber of Commerce and Industry (EBEA), General Manager of: Independent Science and Technology Studies (I.S.T. Studies Ltd), and SVIE.

•                  Ploutarchos Sakellaris, Professor, Economics and Business School, University of Athens, and Chairman, Council of Economic Advisors of the Ministry of Economy and Finance.

•                    Petros Economou, lawyer.

2.               They maintain no family ties with members of the management or administrative or supervisory bodies of the Bank.

3.               They have not served as members of management, administrative or supervisory bodies and are not, or have not been over the past five years, partners in another company or legal entity, as described below:

•                  Eftratios – George Arapoglou:

Chairman-CEO of the Board of Directors of: National Bank of Greece (Cyprus) Ltd, The South African bank of Athens Ltd, Atlantic Bank of New York, National Bank of Greece (Canada), NBG International Ltd, ASTIR PALACE VOULIAGMENI SA, Ethniki Hellenic General Insurance,Deputy Chairman and Deputy CEO of the Board of Directors of United Bulgarian Bank AD and Stopanska Banka AD-Skopje, Board member in the following foundations: National Gallery and Alexandros Soutzos

Museum, Ecumenical Patriarchate Support Foundation, Kostas and Eleni Ourani Foundation, Bagios Committee, Sofoklis Achillopoulos Foundation, Angeliki Papazoglou Trust and European Foundation of Humanitarian Education, and Board member of: Citibank Shipping Bank S.A. and European ALKO Committee, Citigroup.

•                  Ioannis Pechlivanidis: Chairman – CEO of: Stopanska Banka AD-Skopje, United Bulgarian Bank AD, Banca Romaneasca, National Management and Organization Co, NBG Pension Fund, TAP ETE and Phosphate Fertilizers SA., Deputy Chairman and Deputy CEO of: National Bank of Greece (Cyprus) Ltd, SIEMENS Televiomichaniki SA and AGET Cement, Board Member of HELLEX, member of the Confederation of Greek Industrialists, and Chairman of the Supplementary Insurance Account Management Committee for the NBG Staff.

•                  Dimitrios Daskalopoulos is on the Board of Delta Holdings, Delta Milk, Delta Icecream, EVROTROFES ELLAS, Hellenic Catering, ALESIS, FAZA MALMARAN, Goody’s, Chipita International, SODEXHO ELLAS, and Vice president of the Confederation of Greek Industrialists.

•                  Ploutarchos Sakellaris, member of ODDHX (Public Debt Management Organisation).

•                  Nikolaos Efthymiou is on the Board of Olympiakos FC.

•                  Georgios Lanaras is on the Board of Protypos, IOVE, Greek Shipping Training Centre.

•                  Konstantinos Pylarinos is on the Board of the Church of Greece.

•                  Ioannis Panagopoulos is on the Board of the PPC and National Securities.

•                  Anthimos Thomopoulos is on the Board of Astir Palace Vouliagmeni, EKTENEPOL, Ethniki Insurance, Ethnoplan, National Management & Organisation, SABA, AEGET Heraklis, Siemens Tileviomichaniki, the Hellenic Deposit Guarantee Fund, National Real Estate, Elliniki Technodomiki, Protypos, UBB, Ethnodata, ETAT, and Astir Palace Alexandroupolis.

•                  Alexandros Tourkolias is CEO of Ethniki leasing, Vice president of NBG Bancassurance, and on the Board of NBG Cyprus, UBB and NBGI.

•                  Paul Mylonas is on the board of IOVE and ELKE.

•                  Alexandros Georgitsis is on the Board of Ethniki Insurance, Diethniki Mutual Funds and National Management & Organisation.

•                  Petros Christodoulou is Vice president of National Securities and a member of the investment committee of Ethniki Insurance.

•                  Petros Economou was on the Board of Adell Saatchi & Saatchi, Ginis Vacance and SPIDI during 2004.

•                  Ioannis Kyriakopoulos is President of Kadmos, Grand Hotel, Ethniki Ktimatikis Ekmetallefsis, Hellenic Tourist Constructions, Vice president of Ethniki Mutual Fund Management, LARKO, and on the Board of National Real Estate, Astir Palace Vouliagmeni, Diethniki Mutual Funds, Ethnodata, Ethnoplan, EKTENEPOL, PLANET, NBG Funding Plc. and NBG International Holdings BV.

•                  Leonidas Frangiadakis is a member of the investment committees of Ethniki Insurance and TAP ETE.

4.               No penal court judgment regarding any fraudulent act has been entered against them during the last five years.

5.               They have not been involved in any bankruptcy, administration or winding-up proceedings at least during the last five years.

6.               They have not incurred any official public criticism or penalty by superior or supervisory authorities (including any professional associations in which they participate) and no court order has been entered against them preventing them from acting in their capacity as members of an Issuer’s administrative, management or supervisory bodies or from participating in the management or handling of an Issuer’s affairs during the last five years.

7.               No conflict is created by the obligations emanating from their office with any private interests or other obligations of theirs.

8.               Their appointment to office has not resulted from any arrangement or agreement between NBG shareholders or agreement between NBG and its shareholders, suppliers or other parties.

9.               No contractual limitation exists other than the limitations posed by the existing legislation as regards the selling, within a specific time period, of NBG securities in their possession.

10.         They have no NBG shares in their possession, with the exception of those included in Section 3.15 (Principal Shareholders) and have not traded in NBG shares or derivatives in the past year.

3.12.4              Conflict of interest

There is no conflict of interest between the Bank and the management, administrative and supervisory bodies, as well as members of senior management.

3.13              Remuneration

For details regarding remuneration of members of the Board of Directors see the Annual Bulletin of the Bank, which can be viewed on the Bank’s website at www.nbg.gr. .

3.14              Corporate governance

For details regarding corporate governance in the Bank, see the Bank’s website at www.nbg.gr.

3.15              Employees

The number of staff employed by the Bank and the Group as at the end of every year of the three-year period under review was as follows:

NBG AND ITS GROUP’S EMPLOYEES 2002-2004
	31/12/2002	31/12/2003	31/12/2004
Domestic Units
ADMINISTRATION (Employees and Officers)	4,953	4,976	4,403
NETWORK (Employees and Officers)	9,243	9,185	8,299
Overseas Units	394	470	532
NBG Total	14,196	14,631	13,234
NBG Subsidiaries	5,950	6,121	5,955
NBG Group	20,146	20,752	19,189

On 30 September 2005 the Bank employed a total of 13,569 employees versus 14,728 on 30 September 2004.

In 2004 the Bank focused on upgrading and promoting a new banking philosophy focusing on the multiple skills and techniques required for the staff to achieve effective customer relations and quality customer services and thereby promote NBG products and services more efficiently.

As part of the new philosophy and with a view to rewarding the staff for its contribution to the Bank’s results, in 2004 a new bonus system was introduced, which evaluates the performance of the branch network on the basis of a combination of 17 different targets. The management aims at further enhancing this system to shift its orientation from sales targets to profitability targets and extend its application to the entire staff.

In 2004, 355 new staff members were hired to meet the needs of the Bank’s domestic network. Most of them (315) were selected on the basis of the results of NBG’s public competition of October 2003. Furthermore, a total of 1,814 employees departed, of which 1,511 retired pursuant to a voluntary retirement programme launched by the Bank. Following a new public competition held in December 2004, 452 successful candidates joined the Bank in 2005 and recruitment of another 106 employees from the runners-up of the competition was approved by the Bank’s Board of Directors at its meeting of 21.07.2005. All of the new staff will be allocated to the Bank’s branches with a view to strengthening the potential of the Bank’s network, particularly sales.

Stock Options programme

On 22 June 2005, the Bank’s General Meeting of Shareholders approved a 5-year Stock Options Programme, expiring in 2010, for the Group’s Board, management and staff members. Pursuant to the Programme, the options are to be granted one-off or in portions, at the discretion of the Bank’s Board, at any time throughout the Programme, and the maximum number of shares to be issued to that effect is 2.5 million. The price for the exercise of the options should fall within a price range between  €4.50 and 70% of NBG’s average stock price for the time period as from 1 January of the year the options are granted until the first day they are exercised. Further details of the Programme implementation framework are to be determined by the Bank’s Board of Directors.

The table below sets out the number of shares held by the members of the Board, the management and the Committees as at the date of the Bank’s 2nd Repeat Meeting of Shareholders of 3 November 2005:

MEMBERS OF THE BOARD, AND SENIOR MANAGEMENT, ADMINISTRATIVE AND ADVISORY BODIES	NUMBER OF NBG SHARES
I. Pechlivanidis	1,950
H.E. the Metropolitan of Ioannina Theoklitos	2,381
G. Athanasopoulos	101
I. Giannidis	745
N. Efthymiou	5,002
I. Panagopoulos	335
S. Pantzopoulos	7,552
D. Fountoukakos-Kyriakakos	1,016
A. Leopoulos	1,001
G. Paschas	120
A. Tourkolias	1,411
P. Ekonomou	300
S. Gatopoulos	486
TOTAL	22,400

3.16              Principal shareholders

The Bank’s share capital as at the date of the 2nd Repeat General Meeting of Shareholders of 3 November 2005 was divided into 331,575,511 common registered voting shares of a par value of €4.50 each. The Bank’s share ownership structure is set out in the following table:

SHAREHOLDER STRUCTURE OF NBG as at 03 SEPTEMBER2005
Shareholders	No. of shares	No. of voting rights	%
LEGAL ENTITIES AND INDIVIDUALS OVERSEAS	125,766,855	125,766,855	37.93%
PRIVATE DOMESTIC INVESTORS	79,103,577	79,103,577	23.86%
PENSION FUNDS & OTHER PUBLIC SECTOR	74,858,233	74,858,233	22.58%
OTHER DOMESTIC LEGAL ENTITIES	51,794,396	51,794,396	15.63%
OWN SHARES	35,000	35,000	0.00%
TOTAL	331,575,511	331,575,511	100%

No shareholder held a number of NBG shares in excess of 3% of the Bank’s share capital.

Own shares

In November 2004, the Bank’s share ownership structure changed significantly as a  result of the sale, by the Greek state, of 7.5% of the Bank’s state-owned shares (directly and via the Public Company for Transferable Securities). The offering, launched on the basis of the open book procedure and absorbed by foreign institutional shareholders for the most part, was twice oversubscribed within a few hours, which reflects investors’ strong preference for NBG shares. Following the said transaction, the share of foreign institutional investors in NBG’s equity rose to 30% at the end of 2004, compared with 17.8% at the end of 2003 and 10.8% at the end of 2002.

In October 2005, NBG and Ethniki Kefalaiou S.A. announced the successful completion of a sale of 9,169,970 shares by private placements with domestic and foreign institutional investors via an accelerated open book procedure at the final selling price of €32.90 per share.

3.17              Transactions with affiliates

3.17.1              Intercompany transactions at 31 December 2004

INTERCOMPANY TRANSACTIONS as at 31 DECEMBER 2004

Name	Due	Owed	Income	Expense	Off- balance
NATIONAL INVESTMENT CO.		34 462	735	261
NATIONAL SECURITIES	3 135	5 852	4 105	564	23 731
ETHNIKI KEFALAIOU	5	895	247	192	29 287
DIETHNIKI	14 901	3 584	19 862	231	5 000
NATIONAL MANAGEMENT & ORGANISATION	3 348	14 678	650	64 880
ETHNIKI LEASING	384 932	56 781	6 624	15
ETHNIKI MUTUAL FUND MANAGEMENT		1 086		21
ETHNIKI VENTURE CAPITAL	2	1 985	93	15
NATIONAL REGIONAL DEVELOPMENT CO. OF NORTHERN GREECE		6 381		142
NBG BALKAN FUND	8	162		13
NBG GREEK FUND		941		137
ETEBA EMERGING MARKETS		109		1
ETEBA ESTATE		109		1
ETEBA VENTURE CAPITAL		17
NBG BANCASSURANCE	779	2 413	709	28
ATLANTIC BANK OF NEW YORK	196 727	904	603	331	4 879
NBG CANADA	565	389
SABA	3 013	4 658	213	49
NBG CYPRUS	70 831	96 504	1 118	3 011	17 300
STOPANSKA BANKA	113	561	44	22	250
UBB	1 222	3 189	3 089	473	2 000
NBG INTERNATIONAL	255	1 255		303
NBG I INC				97
NBG FINANCE	1 313	1 591 377		42 145
INTERLEASE	73 605	730	2 839	13	165 719
ETEBA ROMANIA		1	33	129
BANCA ROMANEASCA	34489	93	139	65
I-VEN		4 062
NBG FUNDING		82
ACTION PLAN A.E.	1 000	32	54	821
COSMOONE A.E		22		2
EVIOP TEMPO A.E.	43		8
GRAND HOTEL SUMMER PALACE	5 126	236	213	3
LYKOS PAPERLESS SOLUTIONS A.E.		23
PLANET ERNST & YOUNG	3 695	61	222	40
AGET CEMENT		42 411	539	265
SOCIAL SECURITIES FUNDS MANAGEMENT		1 185		18
ASTIR ALEXANDROUPOLIS	615	71
ASTIR VOULIAGMENI	25 978	4 036
PHOSPHATE FERTILISERS	26 009		1 401
DIAS INTERBANK SYSTEMS		115 080		935
ETHNIKI INSURANCE		77 853		9 053
ETHNODATA		2 698	129	2 053
ETHNOPLAN		784		1 045
NBG TRAINING CENTRE	494	319	352	130
PELLA			4
ELSA	3 586	2	224
KADMOS		160		16
FTEROTOS ERMIS	2 390	1
LARKO		901
SIEMENS TELEVIOMICHANIKI		484	174	11	29 328
TEIRESIAS	211	423	43	1 399
EBME (undergoing liquidation)	5			6
NATIONAL REAL ESTATE	6	26 208	47	506
TOTAL	823 912	2 071 788	44 513	129 442	277 494

3.17.2              Intercompany transactions as at 30 September 2005

INTERCOMPANY TRANSACTIONS as at 30 SEPTEMBER 2005

Name	Due	Owed	Income	Expenses	Off-balance
National Investment Co.	166	101 339	609	1 040	0
National Securities	23 369	6 236	3 540	87	57 446
Ethniki Kefalaiou	51	820	174	133	24 304
Diethniki	30 379	6 709	16 349	222	0
National Management & Organisation	297	22 862	462	48 023	0
Ethniki Leasing	381 420	16 323	6 770	0	0
Ethniki Mutual Fund Management	0	5	0	0	0
Ethniki Venture Capital	20	1 583	120	0	0
NBG Balkan Fund Ltd.	8	232	0	3	0
NBG Greek Fund Ltd.	0	1 847	0	14	0
ETEBA Emerging Markets Fund Ltd.	0	109	0	0	0
ETEBA Estate Fund Ltd	0	109	0	0	0
ETEBA Venture Capital Management Ltd	0	17	0	0	0
NBG Bancassurance S.A. Asjαl. PrαktόreυshV	293	564	330	21	0
Atlantic Bank of N.Y.	156 953	948	618	163	0
NBG Canada	46 780	837	0	0	0
S.A.B.A.	3 038	1 181	145	80	0
NBG Cyprus Ltd	107 720	155 503	1 407	4 125	11 007
Stopanska Banka A.D.	114	154	57	0	0
United Bulgarian Bank (UBB)	3 314	0	4	78	0
NBG International Ltd	34	3 973	1 123	2 171	0
NBGI Inc. (NY)	0	0	0	29	0
NBG Finance plc	919	2 094 438	0	62 712	0
Interlease A.D. (Sofia)	59 940	553	2 521	1	0
ETEBA Romania S.A	0	14	0	126	0
National Real Estate	6	20 478	3	1 959	0
I-Ven Innovative Ventures	0	3 204	0	18	0
NBG Funding Ltd	0	107	0	0	0
Banca Romaneasca S.A.	412 645	57	3 404	0	0
Ethniki Insurance	0	265 288	432	7 466	0
Astir Palace Vouliagmeni	33 565	5 362	1 021	25	0
Astir Alexandroupolis	0	63	0	0	0
Grand Hotel Summer Palace A.E.	4 840	14	173	0	0
NBG Training Centre	549	46	146	193	0
Ethnodata	0	1 366	78	1 801	0
Kadmos	0	5	0	0	0
Dionysos	0	11	0	0	0
EKTENOPOL Construction Co.	11 254	3 342	278	24	740
Mortgage Tourist PROTYPOS	0	25	0	0	0
Hellenic Tourist Constructions	0	16	0	1	0
Ethnoplan	0	1 618	0	1 215	0
National Real Estate Development	0	3	50	210	0
Private Equity Funds	84 292	0	0	0	0
TOTAL	1 361 966	2 717 361	39 814	131 940	93 497

3.18              NBG financial data

3.18.1              NBG’s financial data for the years 2002-2004

Information regarding NBG’s financial data for the years 2002-2004 can be found in the Annual Report and the 20-F Report, available on the Bank’s website at http://www.nbg.gr/invest_accounting.html

3.18.2              Summary of differences between IFRS and Greek GAAP

A summary of the differences between IFRS and Greek GAAP can be viewed in the notes to the Bank’s financial statements under IFRS, available on the Bank’s website at www.nbg.gr.

3.18.3              Interim financial statements under IFRS at 30 September 2005

The interim financial statements of the Bank and the Group under IFRS at 30 September 2005 can be viewed on the Bank’s website at www.nbg.gr/invest_accounting.html

3.18.4              Credit ratings

The Bank’s credit ratings can be viewed at www.nbg.gr.

3.18.5              Dividend policy

The Bank’s dividend policy is presented in the Annual Bulletin and the 20-F Report available at www.nbg.gr.

3.18.6              Litigation

In the course of its regular businessactivities, the Bank and the other companies of the Group may be involved in court or other cases. The Bank considers that should these pending cases go against the Bank they will not materially affect the financial situation of the Group as a whole.

3.19              Additional information

3.19.1              Share capital

Information regarding the development of the Bank’s share capital can be found in the Annual Bulletin available on the Bank’s website at www.nbg.gr.

3.19.2              Establishment and articles of association

Information regarding the establishment and articles of association of the Bank can be found on the Bank’s website at www.nbg.gr.

3.19.3              Regulatory framework

Information regarding the regulatory framework for the banking sector in Greece can be found in the Annual Bulletin and the 20-F Report available on the Bank’s website at www.nbg.gr.

3.20              Significant contractual agreements

The Bank does not depend on commercial or financial contracts which could have an adverse effect on its profitability. Furthermore, during the course of the past two years, neither the Bank nor any of the Group’s companies was a co-signatory to a significant contractual agreement, as per par. 22 of Appendix I of EC Regulation 809/2004.

3.21              Information regarding shareholdings

The Bank today has 56 direct and indirect shareholdings, which are set forth in the Bank’s interim financial statements for 30 September 2005. None of these, however, comprises more than 10% of the Bank’s profits and assets.

4                       INFORMATION REGARDING THE SHARES

4.1                     Description of the merger

4.1.1                     General information

The information contained herein concerns the merger by absorption of National Investment Co. by NBG, on the basis of conversion balance sheets dated 31 May 2005.

The Second Repeat General Meeting of Shareholders, which convened on 3 November 2005, considered the Board’s proposal for the merger and the report relating thereto, and approved the Draft Merger Agreement vis-à-vis the Merger via Absorption of National Investment Co. by NBG. The said Meeting was attended by shareholders representing 34.93% of the total stock of the Absorbing entity, NBG, 99.98% of whom voted in favour of the merger.

The merger and legal actions required to carry it through were all approved by the Extraordinary General Meeting of Shareholders of the National Investment Co., which convened on 3 October 2005. The said Meeting was attended by shareholders representing 83.38% of the total stock of the company, 100% of whom voted in favour of the merger.

The merger is being carried out in line with the provisions of articles 69-77 of the Companies’ Act 2190/20 and the conditions and exemptions of articles 1-5 of Law 2166/93, article 16 of Law 2515/97, and the terms agreed upon in the Draft Merger Agreement signed on 2 June 2005, which takes the legal form of a notarial document (Agreement No. 47257/24.11.2005 drawn up by Athens Notary Public Maria N. Poulantza-Agrevi). The merger is carried out by combining the assets and liabilities of the two entities, as these appear in the conversion balance sheets dated 31 May 2005, while the assets of the Absorbed Entity are transferred as assets on the balance sheet of the Absorbing Entity.

A summary of the Draft Merger Agreement was published by NBG and the National Investment Co. on 1 August 2005 in the daily press (daily newspaper Imerisia).

The merger by absorption of NIC by NBG was finalised by virtue of Development Ministry Resolution K2/15160/13.12.2005, and was entered in the Companies Register.

No objections were put forward by creditors of the merging entities during the period of the merger preparations, as per article 70, par. 2 of the Companies’ Act 2190/20.

All legal procedural requirements and formalities, announcements, publications and deadlines were observed, and the shareholders and creditors of the merging entities were promptly and duly informed of the merger procedure.

Trading of the shares of the Absorbing Entity will continue uninterrupted, since the share exchange ratio, which has been approved by the GMSs of both entities, is 1:1 for the shareholders of NBG. NBG shareholders will exchange one registered (voting) share of a par value of €4.50 each for one new share of a par value of €4.80. The share exchange ratio for shareholders of NIC is 12:1. NIC shareholders will exchange 12 registered (voting) shares of a par value of €1.68 each for one new share of a par value of €4.80. The pre-existing holding of NBG (56.52%) in the share capital of NIC is deleted due to amalgamation of the two entities and NBG will not issue new shares corresponding to this participation level.

In order to establish that the Board’s proposed share exchange ratio for the merger is fair and reasonable, the Board of the Absorbing Entity assigned the task of determining the total price and comparative value of the Absorbed Entity to international auditors PriceWaterhouseCoopers S.A. Likewise, the Board of NIC assigned the same task to auditors Grant Thornton S.A. The determination of the fair and reasonable share exchange ratio was carried out for NBG by certified public auditor-accountant George Samothrakis (Reg. No. 12161) of PriceWaterhouseCoopers SA, Kifisias 250-254, 152 31 Chalandri. In the case of National Investment Co. the said task was carried out by George Deliyannis (Reg. No. 15791) of Grant Thornton SA, Vas. Konstantinou 44, 116 35 Athens.

PriceWaterhouseCoopers applied the following methods in its valuation procedure:

Valuation method	Company
Market capitalisation	NBG and NIC
Adjusted book value	NIC
Discounted future dividends	NBG
Capital market indices	NBG and NIC
Comparable transactions	NBG and NIC

The above methods established that the range of the exchange ratio between NBG and National Investment Co. is 27.19-33.85 to 1. The said valuation report can be viewed on NBG’s website at http://www.nbg.gr/pr_releases_group.asp.

Auditors Grant Thornton S.A. applied the following valuation methods: a) Market capitalization and b) Public market multiples. The conclusion of the valuation was that the range of the exchange ratio between NIC and NBG is 27.3-30.7 to 1. The report can be viewed on NIC’s website at http://www.ethnex.gr/index.htm.

The said auditors concluded that the Board’s proposed share exchange ratio for the merging entities of 12 to 1, which implies a value ratio of 28.7 to 1 lies within the range emerging from the valuations carried out and is thus fair and reasonable.

The merger in question is an intra-Group transformation and is therefore not subject to change in control in the sense of Law 703/1977 on corporate concentration and as a result does not require approval from the Competition Commission.

As of the date on which approval of the merger is entered in the Companies’ Register (Ref. No. K2-15160/13.12.2005), pursuant to article 75 par. 1 of the Companies Act 2190/1920, as amended, NBG will duly credit the share accounts of NBG’s and NIC’s shareholders with the new shares arising from the increase in share capital resulting from the absorption of the assets of NIC.

The total number of new shares arising from the merger will be freely negotiable.

It has been agreed that the new shares to be credited to the shareholders of the Absorbed Entity will be entitled to a dividend from the profits of the Absorbing Entity for 2005 and thereafter.

The table below sets forth the share capital of the Absorbing and the Absorbed Entities prior to the merger, as well as of the “new” post-merger entity:

(amounts in €)	Share capital	No. of shares	Par value
NBG: pre-merger share capital	1,492,089,799.50	331,575,511	4.50
Change:
Increase on augmentation of NIC’s share capital	232,932,672.00	138,650,400	1.68
Less: Deletion of NBG’s shareholding in NIC	131,658,233.28	78.367.996	1.68
Plus: Capitalisation of share premium reserve and increase in par value	22,311,177.78
NBG share capital post-merger	1,615,675,416	336,599,045	4.80

The table below sets forth the total number of shares of the merged entities prior to the merger, the share exchange ratio of the merging entities, and their respective shareholding in the “new” entity arising from the merger.

Shareholders	Shares pre- merger	Exchange ratio	Shares post- merger		Shareholding post-merger
NBG	331,575,511	1:1	331,575,511		98.51%
NIC	138,650,400	12:1	5,023,534	(1)	1.49%
TOTAL	470,225,911		3336,599,045		100%

(1) Of the total of 138,650,400 NIC shares pre-merger, 78,367,996, i.e. those held by NBG, will be cancelled (deleted) due to amalgamation. As a result, following the said cancellation, NIC shareholders will receive 5,023,534 new shares of the Absorbing Entity, in line with the share exchange ratio.

All shareholders of the two merging entities will be shareholders in the “new” post-merger NBG. The precise number of shares that they will acquire will be determined by the relative values of the two entities and the share exchange ratio arising therefrom, as proposed by the Boards of NBG and NIC and deemed fair and reasonable by PriceWaterhouseCoopers and Grant Thornton S.A., as per the valuation reports and as approved by the General Meetings of the shareholders of the two companies who decided to merge.

In the tables below are set forth the equity structure of the merging entities prior to the merger.

EQUITY STRUCTURE OF NBG AS AT 3 NOVEMBER 2005 (pre-merger)

Shareholders	No. of shares	No. of voting rights	%
LEGAL ENTITIES & INDIVIDUALS OVERSEAS	125,766,855	125,766,855	37.93%
DOMESTIC PRIVATE INVESTORS	79,103,577	79,103,577	23.86%
PENSION FUNDS & OTHER PUBLIC SECTOR	74,858,233	74,858,233	22.58%
OTHER DOMESTIC LEGAL ENTITIES	51,794,396	51,846,846	15.63%
NBG OWN STOCK	35,000	35,000	0.00%
TOTAL	331,575,511	331,575,511	100%

As far as the Bank is aware, there is no single shareholder, with the exception of those referred to in the table above, who owns more than 3% of its share capital.

It should be noted that there is no reason to apply articles 7 and 8 of P.D. 51/92 vis-à-vis the share capital of NBG prior to the merger.

EQUITY STRUCTURE OF NIC AS AT 3 OCTOBER 2005 (pre-merger)
Shareholders	No. of shares	No. of voting rights	%
NATIONAL BANK OF GREECE	78,367,996	78,367,996	56.52%
SUPPLEMENTARY FUND OF THE GENDARMERIE	9,346,420	9,346,420	6.74%
QVT FUND LP LTD	5,227,726	5,227,726	3.77%
ENGINEERS’ & PUBLIC WORKS CONTRACTORS’ PENSION FUND	6,860,000	6,860,000	4.95%
T.AR.P.O.T.E	4,985,015	4,985,015	3.60%
Other	33,863,243	33,863,243	24.42%
TOTAL	138,650,400	138,650,400	100%

As far as NIC is aware, there is no single shareholder, with the exception of those included in the table above, who owns more than 2.53% of its share capital.

It should be noted that there is no reason to apply articles 7 and 8 of P.D. 51/92 vis-à-vis the share capital of NIC prior to the merger.

According to the shareholder registers of the merging entities as at 3 October and 3 November 2005 and the approved share exchange ratio, the equity structure of the “new” NBG following the merger will be as follows:

EQUITY STRUCTURE OF NBG POST-MERGER, AS PER THE SHAREHOLDER REGISTER AT 3 NOVEMBER 2005 (1)
Shareholders	No. of shareholders	No. of voting rights	%
LEGAL ENTITIES & INDIVIDUALS OVERSEAS	125,766,855	125,766,855	37.36%
DOMESTIC PRIVATE INVESTORS	79,103,577	79,103,577	23.50%
PENSION FUNDS & OTHER PUBLIC SECTOR	74,858,233	74,858,233	22.24%
OTHER DOMESTIC LEGAL ENTITIES	51,794,396	51,794,396	15.39%
Other	5,075,984	5,075,984	1.51%
TOTAL	336,559,045	336,559,045	100.00%

(1)          NIC shares are anonymous and traded on the ATHEX. Consequently, in drawing up the table above it was necessary to use data from NIC’s shareholder list as per the shareholders who deposited shares for the Extraordinary GMS of 3 October 2005; this number therefore may differ from the actual number of shares held by NIC shareholders.

All of the post-merger shares will be freely negotiable.

4.1.2                     Conversion Balance Sheet – Book Value Report

The conversion balance sheet of the Absorbed Entity, which constituted the basis for the merger, is the balance sheet as at 31 May 2005.

In establishing the book value of the Absorbed Entity’s assets as at 31 May 2005, a report was drawn up by auditor-accountant Mr George Deliyannis (Reg. No. 15791) of Grant Thornton S.A., Vas. Konstantinou 44, 116 35 Athens.

4.1.3                     Terms of the merger

The various terms of the merger are included in the Draft Merger Agreement of 2 June 2005, a summary of which can be viewed on NBG’s website at http://www.nbg.gr/pr_releases_group.asp.

4.1.4                     Valuation method report – Determination of the exchange ratio – Opinion vis-à-vis the fair and reasonable share exchange ratio

In order to establish that the Board’s proposed share exchange ratio for the merger is fair and reasonable, the Board of the Absorbing Entity assigned the task of determining the total price and comparative value of the Absorbed Entity to international auditors PriceWaterhouseCoopers S.A. Likewise, the Board of National Investment Co. assigned the said task to auditors Grant Thornton S.A. The determination of the fair and reasonable share exchange ratio was carried out for NBG by certified public auditor-accountant George Samothrakis (Reg. No. 12161) of PriceWaterhouseCoopers, Kifisias 250-254, 15231 Chalandri. In the case of NIC, the said task was carried out by George Deliyannis (Reg. No. 15791) of Grant Thornton, Vas. Konstantinou 44, 11635 Athens. It should be noted that the said auditors were independent of the two merging entities over the five-year period preceding the merger. Furthermore, it is noted that the said auditors make no mention of problems or difficulties arising during the valuation of the merging entities or regarding the determination of the share exchange ratio.

In the context of their independent valuation procedure, auditors PriceWaterhouseCoopers S.A. applied, as the case may be, the following internationally accepted valuation methods:

Valuation methods	Company
Market capitalisation	NBG & NIC
Adjusted book value	NIC
Discounted future dividends	NBG
Capital market indices	NBG & NIC
Comparable transactions	NBG & NIC

The valuation methods used and the range of the exchange ratio established on the basis of these methods are set out in the table below:

	Value ratio range	Share exchange ratio range
Valuation methods	NBG to NIC	NIC shares to 1 NBG share
Market capitalisation	27.16 – 30.55:1	11.36 – 12.78:1
Discounted future dividends of NBG to adjusted book value of NIC	27.84 – 34.97:1	11.64 – 14.62:1
Comparable transactions	24.53 – 43.12:1	10.26 – 18.03:1
Capital market indices	24.26 – 44.14:1	10.14 – 18.46:1

Having balanced the valuation of each entity against the appropriateness of each method, and moreover placing emphasis on the Discounted future dividends and Market capitalization methods vis-à-vis the Absorbing Entity, and the Adjusted book value and Market capitalization methods vis-à-vis the Absorbed Entity, the range of the value ratio between NBG and NIC and, accordingly, the range of the share exchange ratio of NIC shares to NBG shares were as follows:

27.19 – 33.85 to (:) 1 (NBG to NIC)

11.37 – 14.15 to (:) 1 (NIC shares to 1 NBG share)

On the basis of the above, PriceWaterhouseCoopers S.A. considers that the merging companies’ Boards’ proposed value ratio range of NBG to NIC at 28.7 to 1 and, accordingly, a share exchange ratio of NBG to NIC at 12 to 1, fall respectively within the ranges arising from the valuations of the two companies. Consequently, the said proposed ratios are fair and reasonable, as per the provisions of article 16 par. 5 of the Companies’ Act 2190/20.

Auditors Grant Thornton S.A. applied the following valuation methods: a) Market capitalization, and b) Public market multiples. The values for each company, on the basis of the said valuation methods, are set out in the table below:

Value ratio range
Valuation methods	NIC to NBG
Market capitalisation	3.37% - 3.50%
NBG market capitalisation – NIV NAV	3.31% - 3.48%
NBG value on the basis of stock market indices – stock market value of NIC	3.19% - 3.84%
NIV value on the basis of stock market indices - NAV NIC	3.17% - 3.81%
3.26% - 3.66%
i.e.	30.7 - 27.3:1

In view of the above value range, the share exchange ratio range is as follows:

NIC to NBG exchange ratio range
	MINIMUM	MAXIMUM
Exchange ratio range	11.43:1	12.83:1
Average	12.13:1
Divergence from average	-5.75%	+5.75%

Given these values, the Boards’ proposed share exchange ratio of 12 to 1, which implies a value ratio of 28.7 to 1, is fair and reasonable for the shareholders of NIC, since it falls within the value ratio range arising from the said valuation.

4.1.5                     Reasons for the merger

The reasons underlying NBG’s and NIC’s boards’ decision to merge the two entities are set out in the Report drawn up by the Board of NBG, as per article 69 par. 4 of the Companies’ Act 2190/20, and submitted to the GMS, which approved the merger.

According to the Board’s report, the benefits arising from the merger are as follows:

•                  The merger of the two entities represents a further step in the Group’s efforts to enhance its overall structure and adapt to the developing conditions and requirements of the international and domestic markets.

•                  Benefits will arise from the integrated and more efficient management of the aggregate equity portfolio within the context of a uniform risk and investment management  strategy.

•                  The cost of observing auditing and operational obligations for a public limited company is reduced, given the streamlining of the boards of directors, investment committees, General Meetings, publication of financial statements, advertising and promotion expenses, and fees for external and internal auditors. Also, NBG’s activities in the spheres of fund management will be strengthened via the consolidation of NIC’s portfolio with that of the Bank.

•                  With the exchange of their shares for those of the Absorbing Entity, the shareholders of the Absorbed Entity will benefit from the dispersion, the high marketability, and the anticipated returns of the Absorbing Entity’s share.

Besides the above reasons, the merger of NBG with NIC falls within the provisions of article 9 of Law 2992/2002 by which the nominal tax rate of the Bank for the next two years will be reduced by 5%.

4.2                     Cessation of trading of the NIC share

The Ministry Decision approving the merger was entered in the Companies’ Register on 13 December 2005. As of 14 December 2005, i.e. the day following the entry of the merger approval in the Companies Register and the deletion of NIC from the same Register, NIC shares ceased to be traded on the Athens Stock Exchange.

The new shares to be issued as a result of the merger will be entitled to a dividend from the profits for 2005 and thereafter.

4.2.1                     Anticipated merger schedule

The merger procedure is anticipated to unfold in line with the following schedule:

DATE	EVENT
03.10.2005	Extraordinary GMS of NIC, which approved the merger
03.11.2005	2nd Repeat GMS of NBG, which approved the merger
13.12.2005	Entry of the merger approval in the Companies’ Register
14.12.2005	Cessation of trading of NIC shares
27.12.2005	Likely date of commencement of trading of the “new” NBG shares

It should be noted that the above schedule depends on a number of unpredictable factors, and may have to be altered as events unfold. In any case, investors will be notified via ATHEX announcements and the Press of any changes that may occur.

4.2.2                     Issue costs

The cost of the share issue (capital concentration tax, rights on the Central Securities Depository, Capital Market Commission charges, press announcements) will be in the region of €410,000.

4.3                     Adjustment of share price

It should be noted that when a merger takes place provision is made for adjusting the share price of the Absorbing Entity on the day on which the new shares resulting from the merger commence trading, as per the provisions of ATHEX Board Decision 35/24.11.2005, combined with Capital Market Commission Decision 18/291/22.01.2004, as amended by Capital Market Commission Decisions 2/319/09.12.2004 and 8/336/21.04.2005.

LISTING OF NEW SHARES RESULTING FROM MERGER OF ENTITIES THROUGH ABSORPTION

NATIONAL BANK OF GREECE S.A.

The BoD of NATIONAL BANK OF GREECE S.A. announces that its 5,023,534 new common registered shares deriving from the Bank’s share capital increase due to merger through absorption of National Investment Company S.A. (NIC) by National Bank of Greece S.A. (NBG) shall be traded on the Athens Exchange (ATHEX) as from 30 December 2005.

It is confirmed that the new shares deriving from the merger shall be credited, pursuant to the approved share exchange ratio, to the accounts of the beneficiaries shareholders by the Central Securities Depository S.A. (CSD) via the Dematerialized Securities System (DSS) on 30 December 2005 (commencement date for trading).

As from the same date, 30 December 2005, the starting price for the trading of the NBG shares on ATHEX shall be adjusted as per article No 76 of the ATHEX regulation, combined with ATHEX BoD decisions No 35 and 30.

It should be noted that the share exchange ratio for the shareholders of the merging entities is as follows: Each NIC shareholder will exchange 12 shares for one new common registered share of National Bank of Greece S.A., of a new nominal value of 4.80 Euro each. If any fractional rights occur due to the exchange of shares, the shareholders are given a six-month deadline from the listing of the shares in order either to sell them or to acquire the remaining fractional rights to form full shares. Should no settlement be effected within the abovementioned deadline, National Bank of Greece S.A. shall provide for the sale of the fractional rights via ATHEX and the sale proceeds shall be released to the beneficiaries shareholders (Article No 53 Law 3371/2005).

Following the merger, which was approved by the Ministry of Development, by virtue of its Decision under Prot. K2-15160/13.12.2005, the share capital of National Bank of Greece S.A. currently amounts to Euro 1,615,675,416.00 and is divided into 336,599,045 common registered shares, of a new nominal value of Euro 4.80 each.

During its meeting on 28 December 2005, the ATHEX BoD approved the listing for trading on the ATHEX of the 5,023,534 new shares and was informed about the increase of the share’s nominal value from Euro 4.50 to Euro 4.80.

The Prospectus drawn up for the merger was put under consideration by the BoD of the Capital Market Commission on 22 December 2005 and is available to the investors.

A copy of the Prospectus is available on the ATHEX’s website at www.ase.gr and the Bank’s website at www.nbg.gr as well as at the Bank’s offices, Eolou 93 (Megaro Mela), Athens.

For any further enquiries, shareholders are kindly requested to contact the Shareholder Services of the Bank, at office hours (tel. +30 210-3343414,16,17,18,19,21,24,60).

Athens, 29 December 2005

The Board of Directors

PRESS RELEASE

National Bank of Greece’s Extraordinary General Meeting of Shareholders

of 29 December 2005

National Bank of Greece announces that the Extraordinary General Meeting of its Shareholders was held on 29 December 2005 at Megaro Mela. Present at the Bank’s General Meeting were shareholders representing a total of 52.057.981 shares i.e. 15,47% of the Bank’s paid up share capital.

Accordingly, discussion on the agenda concerning resolution on the merger through absorption of National Real Estate S.A. by National Bank of Greece S.A. and the issues directly related to the said merger (approval of the Draft Merger Agreement and the relevant reports, cancellation of the absorbed National Real Estate S.A.’s shares owned by the absorbing National Bank of Greece, increase in the share capital of National Bank of Greece, amendment of Articles 3, 4 and 39 of National Bank of Greece’s Articles of Association due to the said merger, approval of the BoD acts regarding the merger, authorization to the BoD for settlement of fractional rights, appointment of the Bank´s representatives to execute the notarial contract of the merger, etc), as well as the issues concerning the amendment of articles 22 and 23 of National Bank of Greece’s Articles of Association (regarding the Bank’s BoD and representation), and the issue of Bond Loans up to € 6,000,000,000, was postponed due to lack of quorum required by law and the Articles of Association, for a Repeat General Meeting to be held on Monday, 16 January 2006 at 11:00 hours at Eolou 93 (Megaro Mela) following the Board of Directors’ decision.

Athens, 29 December 2005

NATIONAL BANK OF GREECE

INVITATION TO THE BANK’S

REPEAT GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MONDAY, 16 JANUARY 2006, AT 11:00 HOURS

Pursuant to the provisions for Sociétés Anonymes (Companies’ Act 2190/1920) and for dematerialized shares (Law 2396/96), and to the Bank’s Articles of Association (Article 11) and Board of Directors’ resolution dated 29 December 2005, the Shareholders of banking Société Anonyme National Bank of Greece S.A., whose registered office is at Eolou 86, Athens, Greece, are invited to the Bank’s Repeat General Meeting to be held at 11:00 hours on Monday, 16 January 2006, at Eolou 93 (Megaro Mela), Athens, with the following agenda:

1. Resolution on the merger through the absorption of National Real Estate S.A. by National Bank of Greece S.A., more specifically approval of: (a) the relevant Draft Merger Agreement dated 13.10.2005, (b) the individual and the combined pro-forma transformation balance sheet and income statement of the Bank as at 31.7.2005, (c) PricewaterhouseCoopers chartered auditor G. Samothrakis’ report dated 17.10.2005 certifying the book value of the Bank’s assets as at the transformation date (31.7.2005) for the purposes of article 2 of Law 2166/1993, as amended, (d) PricewaterhouseCoopers chartered auditor K. Riris’s  report dated 31.10.2005 for the purposes of article 327 of the Codified Athens Exchange Regulation and (e) the Bank’s BoD report on the Draft Merger Agreement, as above, pursuant to article 69, paragraph 4 of Companies’ Act 2190/1920.

2. Cancellation, pursuant to Companies’ Act 2190/1920, Article 75, paragraph 4, of the absorbed National Real Estate S.A.’s shares owned by the absorbing National Bank of Greece.

3. Increase in the share capital of National Bank of Greece by Euro eighty million six hundred seventy one thousand six hundred forty four (€80,671,644) in total through the issue of two million six hundred seventy thousand three hundred sixty seven  (2,670,367) new shares of a new nominal value of Euro five (€5), to be distributed to the remaining shareholders, other than the absorbing National Bank of Greece, of the absorbed National Real Estate S.A. pursuant to the said merger, and through an increase in the nominal value of the absorbing National Bank of Greece’s existing shares, as these will stand following completion of the merger between National Bank of Greece and National Investment Company S.A., from Euro four and eighty cents (€4.80) to Euro five (€5), from capitalization of the share premium account.

4. Amendment of Articles 3, 4 and 39 of National Bank of Greece’s Articles of Association due to the said merger and of Articles 22 and 23 of National Bank of Greece’s Articles of Association regarding the Bank’s BoD and representation.

5. Approval of the BoD acts regarding the said merger and irrevocable authorization to the BoD for settlement of fractional rights that may result from the capital increase and share exchange.

6. Appointment of Bank representatives to execute the notarial contract of the merger through the absorption of National Real Estate S.A. by National Bank of Greece S.A., sign declarations and any other documents necessary for the completion of the merger.

7. Issue of bond loans up to € 6,000,000,000.

8. Announcements and other issues for approval.

According to the law and the Bank’s Articles of Association, Shareholders who wish to participate in the Repeat General Meeting in person or by proxy are requested to proceed as follows:

1.             Shareholders of dematerialized shares not held in the Special Securities Account with the Central Securities Depository S.A. should have their shares blocked, in all or in part, via their Securities Account Operators. Shareholders should subsequently submit the relevant certification, issued by the Central Securities Depository S.A. and supplied to them by their Securities Account Operators, to the Bank (Head Office, network branches or the Shareholders Department at Eolou 93, Athens) at least five (5) days before the date of the General Meeting (i.e. by Wednesday, 11 January 2006).

2.             Shareholders of dematerialized shares which are held with the Central Securities Depository S.A. in a Special Securities Account should have their shares blocked, in all or in part, directly through the Central Securities Depository S.A., by written

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declaration; the relevant certification issued to the Shareholders by the said institution will subsequently be submitted by them to the Bank (Head Office, network branches or the Shareholders Department at Eolou 93, Athens) at least five (5) days before the date of the General Meeting (i.e. by Wednesday, 11 January 2006).

3.             Shareholders of non-dematerialized shares or depository documents will have to deposit them with the Bank (Head Office and network branches), or with the Deposit and Loans Fund or with any banking corporation in Greece at least five (5) days before the General Meeting (i.e. by Wednesday, 11 January 2006). Shareholders abroad should deposit their shares with any local NBG Unit (Branch or Representative Office), as applicable, otherwise with any other accredited bank. They should also ensure that the relevant share deposit receipts are submitted to the Bank by the above deadline.

Shareholders who are legal entities are further required by law to submit their legalization documents to the Bank within the same time limits as above, unless they have already supplied them to an NBG Unit, in which case they need only specify in their proxy the NBG Unit with which their documents are held.

In the event that Shareholders wish to be represented by proxy, their representation documents should also be submitted to the Bank by Wednesday, 11 January 2006.

For their convenience, Shareholders who wish to participate in the General Meeting are also offered the option to authorize the Bank to block their shares on their behalf, in which case they are requested to contact the Shareholders Department (Tel. Nos +30 210 334 3414/16/21/26/28/60/94, Fax Nos +30 210 334 3404/06/10).

Athens, 29 December 2005

By order of the Board of Directors

IOANNIS PECHLIVANIDIS

Deputy CEO

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NATIONAL BANK OF GREECE

ANNOUNCEMENT

National Bank of Greece announces that between 1 January and 15 May 2006 it intends to purchase up to 5,000,000 own shares, at a price no less than € 5.00 and no more than €37.00 per share. This purchase will be carried out by virtue of the Bank´s BoD resolution of 29 December 2005 in implementation of the resolution of the Annual General Meeting of its Shareholders of 17 May 2005 regarding the purchase by the Bank, by 15 May 2006, in accordance with article 16, par. 5 of Companies’ Act 2190/1920, of own shares up to an amount equal to 5% of its total stock, including own shares owned by the Bank from time to time.

Athens, 29 December 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Pehlivanidis
(Registrant)

Date : 29th December, 2005

Deputy Chief Executive Officer